January 16, 2007

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. John Hartz Senior Assistant Chief Accountant
Re:

H.B. Fuller Company

Form 10-K or the fiscal year ended December 3, 2005

Forms 10-Q for the fiscal quarters ended March 4, 2006, June 3, 2006 and September 2, 2006

Form 8-K/A filed May 31, 2006

Form 8-K filed November 27, 2006

File No. 1-9225

Dear Mr. Hartz:

This letter contains the responses of H.B. Fuller Company (the “Company”) to the comments regarding the Company’s response letter to the Commission dated December 4, 2006 addressing the Commission’s letter to the Company dated November 3, 2006. We have addressed your second comment letter by reproducing each comment below and providing our response immediately thereafter. In addition, the Company has included the written acknowledgement requested by the Commission at the end of this letter.

This response letter is being provided as a correspondence file on EDGAR. The Company is also sending paper courtesy copies of this letter and the enclosures hereto by overnight courier to you, Ms. Houser and Jeanne Baker of the Staff.

United States Securities and Exchange Commission

January 16, 2007

Form 10-K for the year ended December 3, 2005

Note 12: Commitments and Contingencies, page 60

1.	We note your response to comment 5 in our letter dated November 3, 2006, including the disclosure you intend to include in future filings. Please also disclose in future filings the following noted from your response letter:

•	An explanation as to why you do not believe it would be meaningful to investors to disclose the number of asbestos-related claims, as noted from the last paragraph under “Rollfoward of claims” on page 7 of your December 4, 2006 response letter.

•	An explanation of the purpose of the EIFS complaints and the reason you do not believe it is meaningful to disclose the dollar amount of damages asserted in EIFS complaints, as noted from the last paragraph on page 7 of your December 4, 2006 response letter.

In future filings, we will include the following additional disclosure regarding the number of asbestos-related claims:

The Company does not believe that it would be meaningful to disclose the aggregate number of asbestos-related claims filed against the Company, because relatively few of these claims presented are known to involve exposure to asbestos-containing products made by the Company. Rather, the Company believes it is more meaningful to disclose the number of cases that are settled.

In future filings, we will also include the following additional disclosure regarding EIFS complaints and the dollar amount asserted in EIFS complaints:

Plaintiffs in EIFS cases generally seek to have their homes repaired or the EIFS replaced, and a dollar amount for the cost of repair or replacement is not ordinarily specified in the complaint. Although complaints in EIFS cases usually do not contain a specific amount of damages claimed, a complaint may assert that damages exceed a specified amount in order to meet jurisdictional requirements of the court in which the case is filed. Therefore, the Company does not believe it is meaningful to disclose the dollar amount of damages asserted in EIFS complaints.

United States Securities and Exchange Commission

January 16, 2007

Note 13: Operating Segment Information, page 62

2.	You have provided us with CODM reports as of August 2006. In light of the change to the organizational structure of Global Adhesives in fiscal year 2006, please also provide us with your CODM reports as of the end of your 2005 fiscal year.

As supplemental information (Exhibit 1), we are providing the Staff with copies of the CODM reports as of December 3, 2005.

3.	We have reviewed your explanation as to why you believe you have only two operating segments in response to comment 7 in our letter dated November 3, 2006, and have reviewed the CODM reports as of August 2006. As you have acknowledged, your CODM does receive detailed income statements for levels below your current reportable segments. Given the extensive amount of discrete financial information your CODM receives at lower levels, the presumption is that the CODM is using such information for making resource allocation decisions and assessing performance. We note your points to refute this presumption, specifically your statements that the Global Adhesive Group President unilaterally changed the reporting structure of Global Adhesives from products to geographic. However, we do not find your points sufficiently persuasive. As such, based on your financial reporting structure as of the end of fiscal year 2005, please provide us with your aggregation analysis in accordance with paragraph 17 of SFAS 131, taking into consideration the guidance in paragraphs 18-24 of SFAS 131, as previously requested. In addition, in light of the restructuring that occurred within Global Adhesives during fiscal year 2006, please also provide us with your aggregation analysis in accordance with paragraph 17 of SFAS 131, as well, taking into consideration the guidance in paragraphs 34 and 35 of SFAS 131 for 2006.

The Company continues to believe strongly that the Company conducts its business activities through only two operating segments-the Global Adhesives segment and the Full-Valu/Specialty segment in accordance with SFAS 131. As a result of the Staff’s comments, the Company has re-analyzed the guidance of SFAS 131, and has again concluded that none of the businesses or regions comprising either of these reporting segments is a separate operating segment. The Company remains firm in its belief that the Company has only two operating segments for the following reasons:

•	It is evident from the manner in which the Company conducts and manages its businesses that the Company has two operating segments;

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January 16, 2007

•	Based on the objective and general principles of SFAS 131 (i.e., to provide users of a corporation’s financial statements with information to understand its performance and future cash flows and make informed judgments about the corporation as a whole), the Company’s business activities are clearly conducted through two operating segments;

•	None of the businesses or regions making up either of the Company’s reporting segments falls within the SFAS 131 definition of “operating segment,” because the operating results of these businesses or regions are not used by the Company’s CODM to make decisions about resources allocated to any business or region or to evaluate its performance;

•	Based on an application of the SFAS 131 “management approach,” the structure of the Company’s internal organization clearly supports the conclusion that the Company has only two operating segments;

•	Each of the Company’s two “segment managers” is held accountable only for the overall performance of the reporting segment he manages (as opposed to the results of the individual businesses or regions making up each reporting segment), and, accordingly, the Company has only two operating segments; and

•	Because no financial information is provided to the Company’s Board of Directors below the Global Adhesives component and Full-Valu/Specialty component levels, the Company’s business activities are properly divided into two operating segments.

A detailed analysis supporting each of the above conclusions is provided below.

How the Company Runs its Business.

The Company believes it is readily apparent from the way in which the Company operates and manages its businesses that the Company has only two operating segments. The Company, as a whole, is managed by its chief executive officer, who is the Company’s CODM. The CODM focuses primarily on the objectives, goals, operations and financial results of each of the Global Adhesives segment and the Full-Valu/Specialty segment. In addition, he leads company-wide initiatives, including the Company’s Lean Six Sigma programs, e-commerce initiatives, promotion of the corporate internal and external brands, corporate governance and compliance, investor relations and community affairs.

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January 16, 2007

The CODM manages the business of the Company through his interactions with the Management Executive Committee, which, in addition to the CODM, consists of the group president of each of the Global Adhesives segment and the Full-Valu/Specialty segment, the Chief Financial Officer, the Vice President of Human Resources and the Chief Process Improvement Officer. The CODM meets with the Management Executive Committee on a monthly basis.

In addition, the CODM has regular communication, individually, with the two group presidents to discuss plans, forecasts, operating activities and financial results of the Global Adhesives segment and the Full-Valu/Specialty segment. The CODM approves the annual operating and financial targets for each segment (which targets drive the compensation pools for employees of such segment) including such segment’s annual operating budget.

The two operating segment group presidents report directly to the CODM. Each of the group presidents is accountable for the overall financial and operating results of the segment he manages. Each group president is compensated solely on the basis of the performance of his operating segment rather than the individual results of any business or region making up the operating segment. In addition, the CODM allocates resources to, and evaluates the performance of, the Company’s business only at the operating segment level.

Paragraph 60 of SFAS 131 provides that one of the advantages of the segment reporting structure of SFAS 131 is that it provides investors with an “ability to see an enterprise ‘through the eyes of management’ . . . .” As discussed above, the Company’s senior executives manage and run the Company’s business by dividing its business activities into the Company’s two existing operating segments. Presenting the Company’s business through different or additional operating segments would not reflect the manner in which the Company’s business is run or have the advantage of allowing investors to evaluate the Company’s performance through the eyes of management.

Objective and Basic Principles of SFAS 131 (paragraph 3 of SFAS 131).

Paragraph 3 of SFAS 131 provides that the objective of SFAS 131:

is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements: (a) better understand the enterprise’s performance, (b) better assess its prospects for future net cash flows, and (c) make more informed decisions about the enterprise as a whole.

United States Securities and Exchange Commission

January 16, 2007

The basic objective of SFAS 131 is best served by presenting investors with information regarding the operations and financial results of its two existing operating segments.

The existing operating segments allow investors to better understand the Company’s performance. The Company’s business activities are managed to maximize performance and operating profitability at the segment level as opposed to the business or regional unit level. At the direction of the group presidents, resources are shared between the individual businesses and regions of each segment. As a result of this resource allocation system and the goal of maximizing overall operating segment performance, the financial performance of any one business or region in a segment may be sacrificed to improve the results of another business or region in the segment.

Because of the manner in which the segments are managed, different resources may be provided to an individual business or region during different financial reporting periods. In addition, between two reporting periods, the budgets or financial goals of a business or region may be determined using different criteria. Accordingly, a comparison of the financial results of any business or region between two reporting periods may not be informative and, in fact, may be misleading.

In the case of the Full-Valu/Specialty segment, the operations of the individual business units comprising this segment are integrated in a way that allows them to leverage segment-wide resources and capabilities to create competitive advantages. These capabilities include branding, channel management and the capability to sell to Big Box retailers. In addition, finance, Lean Six Sigma, human resources, and solutions-selling capabilities are utilized on a segment-wide basis.

Throughout the Full-Valu/Specialty segment, selling resources are shared to maximize product sales growth opportunities. In addition, the group president of the Full-Valu/Specialty segment has the ability at any time to reallocate the resources and capabilities of the segment among the individual business units and change the budget and bonus targets for a business unit. Accordingly, comparisons of the financial results of such business units over different reporting periods would not be meaningful to the investor.

In the case of the Global Adhesives segment, the activities of individual businesses comprising this segment are very similar, with the main differences being attributable to the geographic region in which the business operates. For example, the regional units comprising the Global Adhesives segment sell the same products, use the same raw materials, have the same production processes, engage in the similar marketing and sales activities and have common customers.

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January 16, 2007

As in the case of the group president of the Full-Valu/Specialty segment, the Global Adhesives group president has full authority to change the budget and bonus targets of an individual business unit in the segment or reallocate resources and capabilities among the business units.

Finally, because the Company’s existing operating segments reflect the manner in which the Company is run and allow investors to best evaluate the Company’s performance through the eyes of management, the Company believes the information the Company presents with respect to each of its existing operating segments allows investors to make more informed decisions about the Company as a single enterprise.

For these reasons, the Company does not provide any quantitative financial information to shareholders, prospective investors or industry analysts below the operating segment level. As supplemental information, we are providing the Staff with copies of (a) the Chief Executive Officer’s letter to shareholders from the 2005 annual report (Exhibit 2) and (b) a presentation recently made by management at the KeyBanc Capital Markets analysts conference (Exhibit 3). In addition, the financial reports regularly provided to the Board of Directors do not show information below the operating segment level (Exhibit 4). As you will notice, none of these documents contain any financial information below the operating segment level.

As the Staff noted in its original comment letter, the Company does discuss in its periodic reports on a non-quantitative basis different operating income statement trends among the businesses and regions comprising its operating segments. However, such income statement trend information (e.g., differing trends in revenue growth between two or more businesses or regions) is provided in response to the requirement of Item 303(a) of Regulation S-K that a registrant disclose information regarding its operating segments and their subdivisions in the MD&A if “in the registrant’s judgment a discussion of segment information or of other subdivisions of the registrant’s business would be appropriate to an understanding of such business . . . .” The Company reports different business or market trends, when significant, in order to comply with both the requirement and spirit of Item 303(a) of Regulation S-K. However, the only information provided by the Company regarding business or market trends is directional rather than quantitative.

For all of the reasons discussed above, the Company strongly believes that an analysis of the way in which the Company is run and the objective and basic principles of SFAS 131 supports the conclusion that the Company has only two operating segments.

United States Securities and Exchange Commission

January 16, 2007

Definition of Operating Segment (paragraph 10 of SFAS 131).

Paragraph 10 of SFAS 131 defines an “operating segment” as a component of a business enterprise:

“(a) that engages in business activities from which it may earn revenues and incur expenses . . ., (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.

The businesses comprising the Company’s two operating segments have revenues and expenses, and the Company’s CODM has access to financial information regarding the operating results of these businesses.1 However, these businesses are not operating segments, because the financial information relating to each business is not used by the CODM to make decisions about the resources allocated to such business or evaluate its performance.

The Company’s resources are allocated primarily in the course of its annual budgeting process. This is a top-down process driven by company-wide goals established by the CODM for the upcoming fiscal year. The goals relate primarily to net income objectives, but other goals may be based on revenue growth, gross margins and SG&A expenses as a percent of revenue. After various presentations by, and discussions with, the two segment group presidents and other executive officers, the CODM sets the budget targets for the individual operating segments.

During this process, the CODM makes decisions regarding the allocation of resources between the Global Adhesives segment and the Full-Valu/Specialty segment. As a result, after completion of this process, the segment group presidents know the resources they will have available to use in their segments during the next fiscal year. The segment group presidents then meet with their direct reports to develop budgets at the individual business or regional level. The CODM is not involved in setting budget targets, or allocating resources, below the operating segment level. The Board of Directors approves the company-wide budget and is only provided with financial information at the operating segment level.

[1]	In the case of the Global Adhesives segment, these businesses consist of the North America, Europe, Latin America and Asia Pacific regions and the EFTEC and Sekisui-Fuller joint ventures. In the case of the Full-Valu/Specialty segment, the businesses consist of packaging solutions, consumer products in both Latin America and Asia Pacific, liquid paint, powder coatings, specialty construction and window businesses.

United States Securities and Exchange Commission

January 16, 2007

As supplemental information, we are providing a copy of the 2006 annual budget presentation to the Board of Directors (Exhibit 5) and an example of a document (Exhibit 6) used by the CODM in determining the operating segment targets. As you will note, neither the budget presentation nor the supporting documents include any financial information relating to any of the individual businesses or regions comprising either of the two operating segments. In fact, the documents reviewed by the CODM in connection with the budget process do not include any information regarding the allocation of resources among the businesses or regions or any other discrete information relating to the businesses or regions.

As in the case of resource allocation decisions, performance assessments of the Company by the CODM are conducted at an operating segment and not a business or regional level. The CODM reviews information regarding the overall financial results of each operating segment when conducting the annual performance reviews of the two group presidents who manage the Company’s operating segments. In addition, the CODM does not evaluate the performance of any of the managers of the businesses or regions comprising either of the operating segments.

As supplemental information, we are providing the Staff with copies of the organization charts (Exhibit 7) identifying the direct reports of the CODM and each of the two group presidents. The CODM’s direct reports consist only of the two group presidents and company-wide executive officers (i.e., the chief financial officer, chief process improvement officer, chief legal officer and vice president of human resources). Each of the group president’s direct reports includes the managers of the various businesses and regions in each operating segment.

The Company’s Management Short-Term Incentive Plan also reflects the fact that the Company’s performance is assessed only on an operating segment basis. Bonus amounts paid under this plan to managers within each of the operating segments, including each group president, are determined on the basis of the overall performance of the operating segment managed by the group president. Unless minimum segment-wide performance goals are met, no employee of the segment is eligible to receive a bonus under the Plan.

As supplemental information, we are providing the Staff with a copy of the Management Short-Term Incentive Plan (Exhibit 8). As you will note, funding for the plan is based on overall Company performance as measured by the Company’s budgeted net operating income. The CODM then allocates the bonus pool among the Full-Valu/Specialty segment, the Global Adhesives segment and the Corporate group. After this allocation is made, each group president is solely

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responsible for determining the distribution of the portion of the bonus pool allocated to his business segment.

The amount of each group president’s annual bonus is not driven by the operating results of any individual business or region comprising the operating segment managed by such group president. For example, the group president responsible for the Full-Valu/Specialty segment is not penalized if any of the segment’s individual businesses (e.g., packaging solutions, liquid paint, powder coatings, specialty construction, window) perform below expectations so long as the overall performance of the operating segment meets its financial and operating goals.

We acknowledge that the CODM receives reports with income statement information relating to each of the individual businesses or regions making up the Company’s operating segments. The existence of these reports does not mean that each of the Company’s individual businesses or regions is an operating segment, as such financial information is not used by the CODM in making decisions regarding resource allocation or evaluating the performance of the individual business or region.

Instead, this financial information is used by the CODM for only a few specific purposes. For example, the reports including individual business or regional information assist the CODM (a) in his review of the MD&A section of the Company’s periodic reports filed under the Securities Exchange Act of 1934, (b) in assessing trends that relate to market developments, product pricing, geographic distribution, raw material costs and other general business or economic conditions, which are then discussed with analysts in public settings, and (c) in making his certifications regarding the Company financial statements, internal controls and disclosure controls and procedures as required by the Securities Exchange Act of 1934.

To the extent that the financial information received by the CODM relating to individual businesses or regions creates a presumption that the CODM is using this information for making resource allocation decisions and assessing performance, the Company believes the actual facts relating to the manner in which the Company’s resources are allocated and its performance is evaluated are more than sufficient to overcome this presumption. As discussed above, the Company’s budgeting and senior management performance evaluation processes clearly support the conclusion that resources are allocated and performance is evaluated at the operating segment level and not at the individual business or region level.

United States Securities and Exchange Commission

January 16, 2007

“Management Approach” (paragraph 4 of SFAS 131).

Paragraph 4 of SFAS 131 provides that the “management approach” should be used in determining the operating segments of a business enterprise. Paragraph 4 states that “the management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the enterprise’s internal organization . . . .”

Under the management approach of paragraph 4 of SFAS 131, the Company’s operating segments are determined by the internal organizational structure of the Company. As discussed above, the business of the Company as a whole is managed by its chief executive officer, who is the Company’s CODM. Each of the Global Adhesives and Full-Valu/Specialty segment group presidents is accountable for the overall financial results of his segment rather than the performance of any one individual business or region in the segment. The CODM does not meet regularly with the managers of any of the businesses or regions comprising either of the Company’s operating segments. Generally, the CODM sees and talks with these managers only at annual management forums or during site visits.

The individual managers of the business and regional units in the segments meet on a regular basis with their group president to discuss operating results and the strategic direction of their businesses. The Company refers to each of the group presidents and his direct reports as the Global Adhesives Leadership Team and the Full-Valu/Specialty Leadership Team. Operating and strategic decisions with respect to each individual business or region are made at regularly scheduled meetings of the Global Adhesives Leadership Team and the Full-Valu/Specialty Leadership Team. The CODM does not attend these meetings.

Under paragraph 4 of SFAS 131, a corporation’s operating segments are evident from the structure of the corporation’s internal organization. Because of the Company’s internal organizational structure described above, the Company clearly has two operating segments.

Segment Managers (paragraph 14 of SFAS 131).

Paragraph 14 of SFAS 131 provides that a segment manager “is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts or plans for the segment.” Paragraph 14 also states that “if the characteristics in paragraph 10 [of SFAS 131] apply to more than one set of components of an organization but there is only one set for which

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segment managers are responsible, that set of components constitutes the operating segments.”

Paragraph 14 of SFAS 131 clearly supports the Company’s position that it has only two operating segments. As described above, each of the Company’s group presidents (1) meets regularly with the CODM to discuss the matters described in paragraph 14, (2) is not held accountable for the individual operating results of any business or region and (3) is evaluated only on the basis of the overall performance of his entire operating segment.

Accordingly, under paragraph 14 of SFAS 131, the Global Adhesives segment and Full-Valu/Specialty segment constitute the only operating segments of the Company.

Reports Presenting Business Activities in a Variety of Different Ways (paragraphs 13 and 70 of SFAS 131).

Paragraph 13 of SFAS 131 provides:

If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.

Paragraph 70 of SFAS 131 indicates that the operating segments of an enterprise should be determined on the basis of how management views the enterprise’s activities. Paragraph 70 provides that “in many enterprises, only one set of data is provided to the board of directors. That set of data generally is indicative of how management views the enterprise’s activities.”

Under paragraphs 13 and 70 of SFAS 131, the Company has only two business segments, because the financial reports regularly provided to the Company’s Board of Directors do not show information below the segment level. As supplemental information, we are providing the Staff with examples of the financial reports regularly provided to the Board (Exhibit 4). As you will note, no financial information is provided to the directors below the operating segment level. Based on paragraphs 13 and 70 of SFAS 131, it is clear from the financial reports provided to the Board of Directors that the Company has only two operating segments.

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January 16, 2007

*     *     *     *     *

On the basis of the foregoing, the Company remains convinced that the Company conducts its business activities through the two operating segments with respect to which the Company currently provides financial information. In fact, the senior financial management of the Company believes that any presentation of the Company’s business and financial results with additional operating segments would be inconsistent with SFAS 131 and generally accepted accounting principles.

As discussed above, the Company is unequivocal in its belief that none of the businesses or regions comprising the two reporting segments of the Company is a separate operating segment. Accordingly, the Company does not believe that providing the aggregation analyses requested by the Staff with respect to either the Global Adhesives segment or Full-Valu/Specialty segment would be feasible or helpful to the Staff in evaluating the appropriateness of the Company’s segment presentation.

Form 8-K filed November 27, 2006

4.

We note that you and Mr. Stroucken had an Employment Agreement dated March 30, 2004 that entitled Mr. Stroucken to certain severance payments and benefits, if Mr. Stroucken continued his employment through March 31, 2007. We further note that on November 3, 2006, Mr. Stroucken resigned effective December 1, 2006. On November 20, 2006, you and Mr. Stroucken entered into a Separation Agreement, which effectively modified the Employment Agreement. The Separation Agreement will result in the recognition of severance and benefits charges of $5.9 million in the fourth quarter of 2006 and $1.5 million in fiscal year 2007. We assume that your statements that Mr. Stroucken was entitled to certain severance payments and benefits under the Employment Agreement are based on the terms in Section 2.4 of the Employment Agreement. If this is correct, please tell us and disclose in future filings the nature of the “good reason” for Mr. Stroucken terminating his employment, as listed in Section 2.4. Otherwise, please tell us what section(s) of the Employment Agreement you are referring to in your Form 8-K. Explain to us and disclose in future filings the business purpose for you agreeing to enter into the Separation Agreement, as Mr. Stroucken did not fulfill his obligation set forth in the Employment Agreement. With reference to the specific terms of the Employment Agreement, tell us how you accounted for this agreement prior to the Resignation Date, including the authoritative literature that supports your accounting. Also explain to us your accounting for the Separation Agreement, including the authoritative literature that supports

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January 16, 2007

your accounting, as well as the periods in which you will recognize the related charges.

Separation Agreement Business Purpose

You are correct in noting that (1) Mr. Stroucken’s Employment Agreement dated March 31, 2004 entitled him to certain severance payments and benefits and (2) Mr. Stroucken was entitled to the severance payments and benefits based on the terms in Section 2.4 of the Employment Agreement. As stated in Section 2.4 of the Employment Agreement, Mr. Stroucken would have been entitled to the severance payments and benefits had he remained employed by the Company until March 31, 2007. In November 2006, Mr. Stroucken advised the company that he did not intend to extend the term of the Employment Agreement following the scheduled expiration on March 31, 2007. At that time, the Company and Mr. Stroucken negotiated the Separation Agreement that allowed Mr. Stroucken to terminate his employment with the company as of December 1, 2006. In exchange, the amount of severance payments and benefits that would have been paid to Mr. Stroucken had he continued his employment through March 31, 2007 was reduced by $4,000,000. Mr. Stroucken was willing to fulfill his obligations for the full term of the Employment Agreement. Instead, the company allowed him to depart early and paid $4,000,000 less than it otherwise would have been obligated to pay. This was the business purpose for agreeing to enter into the Separation Agreement and will be disclosed as appropriate in future filings.

Employment Agreement Accounting Prior to the Resignation Date

Under Mr. Stroucken’s Employment Agreement, if Mr. Stroucken fulfilled his respective obligations, he was entitled to:

1.	An additional 36 months of compensation

2.	An additional 36 months of benefits

3.	Acceleration of vesting on any unvested share-based awards

4.	Ability to continue in the SERP according to its terms and receive an additional 5 years of credited age and SERP service

Mr. Stroucken’s Employment Agreement was initially signed in March of 1998, containing a term of three years. It was renewed for additional three-year periods in March of 2001 and March of 2004.

The Company accounted for the Employment Agreement under SFAS 5 and SFAS 112. The guidance requires a liability to be recorded if that liability can be

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January 16, 2007

estimated and is probable. In order to determine the probability of a potential payout under the Agreement, the Company considered the following potential outcomes:

1.	Retirement at the end of the term

2.	Mr. Stroucken leaves the Company and accepts a position with another company at the end of the term

3.	The Company involuntarily terminates or terminates Mr. Stroucken for “good reason”

4.	Mr. Stroucken leaves the Company voluntarily prior to end of the term

5.	Employment Agreement is renewed

Mr. Stroucken would receive his entitled benefits under the first three potential outcomes. The fourth potential outcome results in no payout. If the Employment Agreement were renewed, the evaluation process of the potential outcomes would continue for another three years.

Under the current Employment Agreement, the term date was March 2007. The company considered the following when determining the probability of the above potential outcomes:

1.	Mr. Stroucken would be 59 years old at the end of the term and there was no indication that he was considering early retirement.

2.	The Company believed that the likelihood Mr. Stroucken would leave the Company prior to the end of the Employment Agreement was the same as Mr. Stroucken remaining with the Company and renewing the Employment Agreement for another term.

3.	The probability that Mr. Stroucken would leave the Company for a position at another company on the exact end date of his Employment Agreement was remote.

4.	There was no reason to believe that the Company would terminate Mr. Stroucken under an involuntary termination or termination for “good reason.”

Based on the above considerations, the Company believed that it was not probable that Mr. Stroucken would be fulfilling his obligation and require payouts beginning in 2007 in association with the Agreement. The above considerations were what the company used until November 8, 2006, when Mr. Stroucken approached the Board of Directors about potentially leaving the Company at the

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end of the current term of his Employment Agreement. Prior to November 8, 2006, the company believed a 2007 payout was not probable and therefore, no liability was recorded.

Separation Agreement

As noted above, prior to November 8, 2006, the Company did not have any reason to believe that Mr. Stroucken was going to leave. In addition, the Company did not foresee the establishment of a Separation Agreement that would allow Mr. Stroucken to receive a portion of entitlements under his Employment Agreement. On November 8, 2006, it became clear to the Company that Mr. Stroucken was interested in negotiating with the Company to receive a portion of his benefits in exchange for leaving the Company early and not fulfill his Employment Agreement obligations, which would entitle him to full benefits.

The Separation Agreement was finalized on November 20, 2006. Under the Separation Agreement, Mr. Stroucken was entitled to receive 1) salary and incentive compensation continuation, 2) acceleration of unvested share-based awards, 3) SERP benefit payout and 4) deferred compensation payout.

Separation Agreement Accounting - Salary and Incentive Compensation Continuation

The Separation Agreement gave Mr. Stroucken $0.8 million for salary continuation and $1.8 million for incentive compensation continuation, each payable in equal installments on the first three anniversary dates of the Separation Agreement. As discussed above, none of these amounts were accrued for prior to the Separation Agreement as the probability of payment related to these benefits was deemed remote. As these amounts were payable over the next three years, the company calculated the present value of these obligations using the company’s borrowing rate of 6.0 percent. The resulting liability to record resulting from the Separation Agreement was $2.3 million and was calculated as follows:

Description	Gross Payments (in 000’s)	Present Value (in 000’s)
Salary continuation	$802	$715
Incentive compensation continuation	1,769	1,576

	$2,571	$2,291

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January 16, 2007

Separation Agreement Accounting - Share-based Awards

As disclosed in our 10-Q and 10-K filings, the Company provides stock options and restricted stock awards to certain employees. Stock option awards generally vest 25 percent per year over the first four years. Grantees can receive accelerated vesting on stock option awards if they meet specific service and age requirements. The contractual term is ten years. The Company uses the Black Scholes option pricing model to value stock option awards. The Company records share-based compensation expense over the grantee’s requisite service period, taking into consideration early retirement eligibility and employee agreements, if applicable. The Company adopted SFAS 123R in the first quarter of fiscal 2006.

Mr. Stroucken had the following share-based awards outstanding on the date of his resignation:

		Awards Outstanding on December 1, 2006
Grant Date	Award Type	Vested	Unvested
4/20/2000	Options	113,368
12/7/2000	Options	207,792
1/17/2002	Options	143,442
12/9/2002	Options		32,772
4/14/2004	Options		82,220
12/10/2004	Options		122,324
12/1/2005	Options		111,836
4/14/2004	Restricted Stock		1,790
4/15/2004	Restricted Stock		6,544
12/10/2004	Restricted Stock		59,644
12/1/2005	Restricted Stock		54,080

For all of Mr. Strouken’s unvested awards on his date of resignation, Mr. Stroucken could potentially be eligible for accelerated vesting under his Employment Agreement and/or the general terms of the awards. Per the Employment Agreement, Mr. Stroucken would become fully vested on unvested share-based awards if he completed his employment obligation through March 31, 2007. The award terms also allowed accelerated vesting if Mr. Stroucken met certain age and service requirements. As of December 1, 2006, Mr. Stroucken was 59 years old and had completed almost nine years of service. Due to Mr. Stroucken’s age and service, he did not meet the accelerated vesting requirements on the awards issued after September 12, 2002. Thus, Mr. Stroucken would have forfeited all of his unvested awards on December 1, 2006 had the Board of Directors not approved the Separation Agreement. The Separation Agreement accelerated the vesting for all unvested awards and made them exercisable through February 1, 2007. For each above award, the

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accounting treatment is different based on the respective terms and subsequent modification, if any, of each award.

Mr. Stroucken’s awards can be analyzed in three groups for accounting treatment:

1.	Stock option awards issued before September 12, 2002

2.	Stock option awards issued after September 12, 2002

3.	Restricted stock awards

Stock option awards issued before September 12, 2002

All stock option awards issued before September 12, 2002 allow a grantee to exercise vested awards under a voluntary termination for up to 90 days after the resignation date. However, since Mr. Stroucken resigned with at least five years of service and was older than age 55, he qualified as an early retiree for awards purposes. For these awards, an early retiree has three years to exercise vested options.

On September 12, 2002, the Board of Directors approved an amendment for all options awarded prior to September 12, 2002. The September 12, 2002 amendment gave retirees the full contractual term to exercise vested options after the grantee retired. Mr. Stroucken has three awards with options outstanding that were issued prior to September 12, 2002. Under the original terms, Mr. Stroucken would only have had three years to exercise these options. The September 12, 2002 amendment gave him an exercise period greater than three years for all three awards.

SFAS 123R requires that awards issued and modified prior to the adoption of SFAS 123R be accounted for in accordance with the accounting literature at the time of the modification. At the time of the 2002 modification, the Company was accounting for stock options under APB 25 and FIN 44. FIN 44 was issued subsequent to APB 25 and clarified accounting treatment for stock option modifications. FIN 44, paragraph 35 requires compensation cost to be recorded at the time the employment separation is known (at the date of resignation for Mr. Stroucken) and is determined by calculating the difference between the intrinsic value on the modification date and the grant date. The options had no intrinsic value on their respective grant date as the market price and the strike price were the same.

Since all of these awards were fully vested, no unamortized compensation expense needs to be accelerated. In addition, since Mr. Stroucken did not have any additional service requirements, the entire amount of the modification was

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recorded immediately. The total additional compensation expense that was recorded as a result of this modification was $1.7 million, and was calculated as follows:

		Original Grant Date Intrinsic Value	Modification Date
Grant Date	Options		Market Price	Strike Price	Intrinsic Value	Intrinsic Value Change	Extended (in 000s)
4/20/2000	113,368	$0.00	$14.26	$9.94	$4.32	$4.32	$490
12/7/2000	207,792	$0.00	$14.26	$9.31	$4.95	$4.95	1,028
1/17/2002	143,442	$0.00	$14.26	$12.98	$1.29	$1.29	184

							$1,702

Stock option awards issued after September 12, 2002

For stock option awards issued after September 12, 2002, Mr. Stroucken did not meet the accelerated vesting requirements of the individual awards of his Employment agreement as discussed above. The Separation Agreement accelerated the vesting for all of Mr. Stroucken’s unvested outstanding awards issued subsequent to September 12, 2002 and made them exercisable through February 1, 2007. Since these awards would have been forfeited on December 1, 2006 under their original respective terms, the Separation Agreement signed on November 20, 2006 created a modification under SFAS 123R.

SFAS 123R, paragraphs 51 and A160 state that the modification of the terms of an award requires a remeasurement if it is not probable the award would have vested under the original terms of the award at the modification date. Since the options that receive accelerated vesting will be exercisable through February 1, 2007, the fair value of the options on the modification date was calculated using the Black Scholes option pricing model. The fair value of the modification should be the total compensation expense recorded on the modified awards. Since Mr. Stroucken did not have any additional service requirements, the entire amount of any unrecognized compensation expense was recorded immediately. The total additional compensation expense that was recorded as a result of this modification was $3.2 million, and was calculated as follows:

Grant Date	Options	Modified Fair Value per Award	Modified Fair Value Extended (in 000’s)	Compensation Expense Recorded Prior to Modification (in 000’s)	Unrecognized Compensation Expense on Modification Date (in 000’s)
12/9/2002	32,772	$12.370	$405	$177	$228
4/14/2004	82,220	$12.131	997	175	822
12/10/2004	122,324	$12.375	1,514	313	1,201
12/1/2005	111,836	$10.374	1,160	190	970

			$4,076	$855	$3,221

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January 16, 2007

The Black Scholes option pricing model assumptions used to calculate each respective award fair value on the modification date is as follows:

Grant Date	Expected Life (in Years)	Expected Volatility[1]	Risk-free Interest Rate	Expected Dividend Yield	Market Price	Strike Price	Modified Fair Value per Award
12/9/2002	0.2	59.84%	4.601%	0.96%	$26.23	$13.950	$12.370
4/14/2004	0.2	59.84%	4.601%	0.96%	$26.23	$14.195	$12.131
12/10/2004	0.2	59.84%	4.601%	0.96%	$26.23	$13.945	$12.375
12/1/2005	0.2	59.84%	4.601%	0.96%	$26.23	$16.015	$10.374

[1]	Increase in the expected volatility over historical model usage is due to the significant volatility in the H.B. Fuller stock price over the two months prior to the modification. Due to the uncertainty of the continued market reaction to the resignation of Mr. Stroucken, the Company used the last two month’s volatility as representative for expected future volatility.

Restricted stock awards

For the unvested restricted stock awards, Mr. Stroucken did not meet the accelerated vesting requirements of the individual awards of his Employment Agreement as discussed above. The Separation Agreement accelerated the vesting for all of Mr. Stroucken’s unvested outstanding restricted stock awards and allowed the restrictions to lapse on December 1, 2006. Since these awards would have been forfeited on December 1, 2006 under their original respective terms, the Separation Agreement signed on November 20, 2006 created a modification under SFAS 123R.

SFAS 123R, paragraphs 51 and A160 states that the modification of the terms of an award requires a remeasurement if it is not probable the award would have vested under the original terms of the award at the modification date. SFAS 123R requires restricted stock (referred to as a ‘non-vested share’ in SFAS 123R) to be valued using the market price. The fair value of the modification should be the total compensation expense recorded. Since Mr. Stroucken did not have any additional service requirements, the entire amount of unrecognized compensation expense was recorded immediately. The total additional compensation expense recorded as a result of this modification was $2.3 million, and was calculated as follows:

Grant Date	Restricted Shares	Market Price	Modified Fair Value Extended (in 000’s)	Compensation Expense Recorded Prior to Modification (in 000’s)	Unrecognized Compensation Expense on Modification Date (in 000’s)
4/14/2004	1,790	$26.23	$47	$20	$27
4/15/2004	6,544	$26.23	$172	$71	$101
12/10/2004	59,644	$26.23	$1,564	$545	$1,019
12/1/2005	54,080	$26.23	$1,419	$287	$1,132

			$3,202	$923	$2,279

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January 16, 2007

Separation Agreement Accounting - SERP Benefit Payout

As of December 1, 2006, Mr. Stroucken had earned a SERP benefit of $5.0 million, payable as a lump sum upon retirement. The Separation Agreement entitles Mr. Stroucken a SERP benefit of $6.1 million, payable in a lump sum six months after the Separation Date, plus accrued interest as provided under the terms of the SERP. The amount is subject to minor adjustments based on the actual payments from his prior employer’s pension plan and Social Security benefits from any country.

Mr. Stroucken’s Employment Agreement dated March 30, 2004 entitles him to an extra five years of age and service under the SERP if he retires on or after March 31, 2007. The benefit calculated under the Separation Agreement also credited Mr. Stroucken with the extra five years of age and service despite the fact that he did not fulfill the full term of the contract. Crediting the extra years of age and service increased Mr. Stroucken’s accumulated benefit obligation (ABO) under the SERP by $1.2 million.

At the time of the Form 8-K filing on November 27, 2006, the Company considered the extra five years of age and service to be a plan amendment under SFAS 87. As a plan amendment, any additional expense would have been recorded in the first quarter of 2007, because the Company’s measurement date is on a three-month lag.

The Company also intended to record a settlement of a pension obligation as defined in paragraph 3 of SFAS 88. Paragraph 3 defines a settlement as a transaction that (a) is an irrevocable action, (b) relieves the employer (or the plan) of primary responsibility for a pension benefit obligation, and (c) eliminates significant risks related to the obligation and the assets used to effect the settlement. Since all three of the requirements would not be met until the obligation was paid six months after the Separation Date, the liability would be recorded in the second quarter of 2007. The Settlement Loss, which is calculated to be $1.6 million, is essentially the value of the lump sum payment option.

After further analysis and discussion subsequent to the 8-K filing, the Company determined that the more appropriate accounting treatment was to record the entire liability in the fourth quarter of 2006. For accounting purposes, granting the additional years of age and service was deemed a Special Termination Benefit under paragraph 15 in SFAS 88, which states that an employer shall recognize a liability and a loss when the employee accepts the offer and the amount can be reasonably estimated. Since the Separation Agreement was signed on November 20, 2006 and the amount was determined, the Company recognized the liability

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and loss immediately. Additionally, the Separation Agreement calls for Mr. Stroucken’s SERP benefit to be paid as a lump sum. Accordingly, the value of the lump sum payment is considered part of the Special Termination Benefits.

The Company will record a Settlement (Gain)/Loss in the period of payment to account for the minor adjustments due to the actual payments from his prior employer’s pension plan and Social Security benefits from any country. The Company expects this amount to be small.

Accounting guidance or other information available to support this conclusion includes the following:

•	SFAS 5, states that a liability should be recognized when it is probable that a liability has been incurred and that the amount can be reasonably estimated.

•	APB 12 states that deferred compensation contracts that are not part of a postretirement income plan shall be accounted for on an accrual basis in accordance with the terms of the underlying contract. Since Mr. Stroucken had no future service requirement, the amount should be accrued immediately.

•	The December 11, 2006 speech made by Joseph B. Ucuzoglu from the Office of the Chief Accountant at the SEC states that, “In order to appropriately reflect the economic substance of a series of interrelated benefit plan changes [in regards to postretirement benefit plan amendments], it is important to consider the totality of the actions taken.”

The Company believes that when Mr. Stroucken’s Separation Agreement is viewed in totality, the economic substance of the transaction implies that the additional liabilities were created at the time of the Separation Agreement and therefore, must be recognized in the fourth quarter of 2006. This accounting is also consistent with APB 12.

The total charges recorded in the fourth quarter of 2006 related to Mr. Stroucken’s SERP benefit was $2.8 million and is made up of the following components as described in detail above:

Amount (in 000’s)
Additional age and service credit	$1,157
Lump sum payment option	1,638

Total	$2,795

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January 16, 2007

Separation Agreement Accounting - Deferred Compensation Payout

The Company’s deferred compensation plan allows certain employees to defer a portion of their salary in Company stock and/or other investments. Participants are fully vested at all times. The Company records compensation expense at the time of deferral. As Mr. Stroucken was fully vested and all expense had been recorded by the Company, no accounting entries were required at the time the Separation Agreement was signed.

Written Acknowledgement

Pursuant to your request, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Supplemental Information

As supplemental information, we are submitting with the paper copies of this letter, referred to in the second paragraph of this letter, paper copies of the following:

Exhibit	Description
1	Copies of all the different types of financial reports the CEO received as of December 3, 2005

2	Chief Executive Officer’s letter to shareholders from the 2005 annual report

3	Presentation recently made by management at the KeyBanc Capital Markets analysts conference

4	Example of the financial reports regularly provided to the Board of Directors

5	The 2006 annual budget presentation to the Board of Directors

6	Example of the document used by the CODM in determining the operating segment targets

7	Organization charts identifying the direct reports of the CODM and each of the two group presidents

8	Copy of the Management Short-Term Incentive Plan

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January 16, 2007

The Company hereby requests confidential treatment of the contents of these materials pursuant to Rule 83 under the Freedom of Information Act. In addition, the Company requests that this supplemental information be returned to the Company after Staff review under Rule 12b-4 of the Securities Exchange Act of 1934.

*    *    *    *    *

If you have any questions or require any further information, please call me at (651) 236-5710 or Tim Keenan at (651) 236-5867.

Very truly yours,

/s/ John A. Feenan
John A. Feenan
Senior Vice President, and Chief Financial Officer

cc:	Ms. Tracey Houser, Securities and Exchange Commission

Ms. Jeanne Baker, Securities and Exchange Commission

Mr. Jeff Haan, KPMG LLP

Mr. Michele Volpi, President and Chief Executive Officer

Mr. Timothy J. Keenan, General Counsel and Corporate Secretary

Mr. James C. McCreary, Jr., Vice President, Corporate Controller